

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 5, 2016

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuag Road, Haidian District
Beijing 100088
People's Republic of China

> Re: **Ambow Education Holding Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 21, 2015**
> **File No. 001-34824**

Dear Dr. Huang:

We issued comments to you on the above captioned filing on December 21, 2015. On January 20, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352, Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications